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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.      )*
                                           -----


                                COSMOZ.COM, INC
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                               (Name of Issuer)

                     COMMON STOCK         $.001 PAR VALUE
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                        (Title of Class of Securities)

                                  221469 10 9
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                                (CUSIP Number)

Wilfred Shaw, 55 Hawthorne Street, Suite 550, San Francisco, California 94105
(415) 356-6800
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                JANUARY 5, 2000
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are set required to respond unless the form displays a currently valid OMB control number.
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- -----------------------                                  ---------------------
  CUSIP NO. 221469 10 9           SCHEDULE 13D               PAGE 2 OF 5 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   CORWORTH INVESTMENTS, INC.
- ------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [_]
   N/A                                                       (b) [_]

- ------------------------------------------------------------------------------
3  SEC USE ONLY


- ------------------------------------------------------------------------------
4  SOURCE OF FUNDS (SEE INSTRUCTIONS)

   SC

- ------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)

   N/A
- ------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Turks and Caicos Islands

- ------------------------------------------------------------------------------
7  SOLE VOTING POWER

   7,356,117 SHARES

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8  SHARED VOTING POWER

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9  SOLE DISPOSITIVE POWER
   7,356,117 SHARES
-----------------------------------------------------------
10 SHARED DISPOSITIVE POWER


- ------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   7,356,117

- ------------------------------------------------------------------------------
12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
   INSTRUCTIONS)
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- ------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW

     11.60%
- ------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO

- ------------------------------------------------------------------------------
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Item 1:   Security and Issuer:

          The securities to which this statement relates are shares of the class A common stock, $.001 par value (the "common stock"), of COSMOZ.COM, INC. Principal executive offices of the Corporation are located at 55 Hawthorne Street, Suite 550, San Francisco, California 94105

Item 2(a) Name:

          CORWORTH INVESTMENTS, INC.


Item 2(b) Address of Principal Business Office:

          CORWORTH INVESTMENTS, INC.
          P.O. Box N1836 #B5
          Nassau, Bahamas

Item 2(c) Occupation:

          Venture Capital

Item 2(d) Criminal Proceedings:

          N/A

Item 2(e) Civil Proceedings:

          N/A

Item 2(f) Citizenship:

          Turks and Caicos Islands

Item 3    Source and Amount of Funds or Other Consideration

          Shares purchases in a private offering

Item 4    Purpose of Transaction

          See Item 3. This party has no plans or proposals which relates to or would result in any action specified in clauses (a) through (j) of Item 4 of
Schedule 13D.

Item 5    Interest in Securities of the Issuer:

          (a) Ownership of 11.60% of Class A common stock of the Company.

          (b) Number of shares as to which such person has:

              i)   sole power to vote or to direct the vote
                   7,356,117 shares

              ii)  shared power to vote or to direct the vote  None
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              iii) sole power to dispose or to direct the disposition of
                   7,356,117

              iv) shared power to dispose or to direct the disposition of None

Item 6 Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

          N/A

Item 7    Material to Be Filed as Exhibits

          N/A

          After reasonable inquiry and to the best of my knowledge and belief, Icertify that the information set forth in this statement is true, complete and correct.

Date:  January 25, 2000


Signature:   /s/  Grace Pattugalan
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Name/Title:   Representative
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